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      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            WIT SOUNDVIEW GROUP, INC.
                       (Name of Subject Company (Issuer))

                            WIT SOUNDVIEW GROUP, INC.
                        (Name of Filing Person (Offeror))

       CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              HAVING AN EXERCISE PRICE OF MORE THAN $5.00 PER SHARE
                         (Title of Class of Securities)

                                  977 383 10 8

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  MARK F. LOEHR
                             CHIEF EXECUTIVE OFFICER
                            WIT SOUNDVIEW GROUP, INC.
                     826 BROADWAY, NEW YORK, NEW YORK 10003
                             TELEPHONE: 212/253-4400

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                   COPIES TO:

                              LLOYD H. FELLER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            WIT SOUNDVIEW GROUP, INC.
                        ONE MARKET STREET, STEUART TOWER
                         SAN FRANCISCO, CALIFORNIA 94105
                                  415/618-6452

                                       AND

                            STEPHEN P. FARRELL, ESQ.
                             DAVID G. NICHOLS, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                  212/309-6000

                      ------------------------------------



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                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
              $10,767,137.92                             $2,153.43

         Calculated solely for purposes of determining the filing fee. This amount assumes that 6,565,328 shares of unvested restricted common stock of Wit SoundView Group, Inc. having an aggregate value of $10,767,137.92 as of July 20, 2001 will be issued in exchange for the 24,905,751 options eligible to be exchanged in the Offer. The value of the transaction was calculated using the proposed exchange ratio and the average of the high and low prices for Wit SoundView common stock on July 20, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        Not applicable.
         Form or Registration No.:      Not applicable.
         Filing party:                  Not applicable.
         Date filed:                    Not applicable.

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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         The filing of this Schedule TO shall not be construed as an admission by that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 24, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2.  SUBJECT COMPANY INFORMATION.

         (a)      Name and Address.

         The name of the issuer is Wit SoundView Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 826 Broadway, New York, New York 10003, and its telephone number is 212/253-4400. The information set forth in the Offer to Exchange under "Information Concerning Wit SoundView" is incorporated herein by reference.

         (b)      Securities.

         This Schedule TO relates to an offer by the Company to exchange all options outstanding under the Wit SoundView Group, Inc. Stock Incentive Plan (the "Plan") held by employees of the Company to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price equal to or greater than $5.00 (the "Eligible Options") for restricted shares of Common Stock to be granted under the Plan (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). The number of shares of Restricted Stock will be equal to the number of shares of Common Stock subject to each Eligible Option that is accepted for exchange and cancelled multiplied by the applicable exchange ratio (rounded up from .5 or down to the nearest whole number). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

          (c) Trading Market and Price.

         The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.


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Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)      Name and Address.

         The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under "Information Concerning Wit SoundView" is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.

         (a)      Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 3 ("Procedures for Exchanging Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock "), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b)      Purchases.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      Purposes.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 5 ("Acceptance of


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Options for Exchange and Grant of Restricted Stock ") and Section 11 ("Status of
Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      Plans.

         The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      Source of Funds.

         The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock ") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Conditions.

         The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Borrowed Funds.

         Not applicable.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Securities Ownership.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or Recommendations.

         Not applicable.


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Item 10.  FINANCIAL STATEMENTS.

         (a)      Financial Information.

         The information set forth in (i) the Offer to Exchange under Section 9 ("Information Concerning Wit SoundView") and Section 16 ("Additional Information"), (ii) on pages 1 through 9 and F-1 through F-37 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, (iii) on pages F-1 through F-48 of the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, and (iv) on pages 2 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31,2001 is incorporated herein by reference.

         (b)      Pro Forma Information.

         Not applicable.

Item 11.  ADDITIONAL INFORMATION.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Other Material Information.

         Not applicable.

Item 12.  EXHIBITS.

         (a)(1)(A)         Offer to Exchange, dated July 24, 2001.

         (a)(1)(B)         Form of Election to Exchange.

         (a)(1)(C)         Form of Notice to Eligible Option Holders.

         (a)(5)(A) Wit SoundView Group, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 0-26225), as filed with the SEC on April 2, 2001 and incorporated herein by reference.

         (a)(5)(B) Wit SoundView Group, Inc. Amended Annual Report on Form 10-K/A, for its fiscal year ended December 31, 2000 (File No. 0-26225) as filed with the SEC on June 29, 2001 and incorporated herein by reference.

         (a)(5)(C) Wit SoundView Group, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 0-26225), as filed with the SEC


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                           on May 15, 2001 and incorporated herein by reference.

         (a)(5)(D) Press Release dated July 24, 2001 (included as Schedule C to Exhibit (a)(1)(A) and incorporated herein by reference).

         (b)               Not applicable.

         (d)(1)            Wit SoundView Group, Inc. Stock Incentive Plan.

         (d)(2) Form of Restricted Stock Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

         (g)               Not applicable.

         (h)               Not applicable.

Item 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                              Wit SoundView Group, Inc.

                                              By: /s/Mark F. Loehr
                                                  ----------------
                                              Mark F. Loehr,
                                              Chief Executive Officer


Dated:  July 24, 2001


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                                INDEX TO EXHIBITS


(a)(1)(A)         Offer to Exchange, dated July 24, 2001.

(a)(1)(B)         Form of Election to Exchange.

(a)(1)(C)         Form of Notice to Eligible Option Holders.

(d)(1)            Wit SoundView Group, Inc. Stock Incentive Plan.



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